December 11, 2013
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561
Attn:    Mr. Ethan Horowitz
Branch Chief

Re:    Gastar Exploration, Inc. (formerly Gastar Exploration Ltd.)
Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 11, 2013
Form 8-K filed March 11, 2013
Supplemental Response dated September 20, 2013
File No. 001-32714

Gastar Exploration USA, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 11, 2013
Form 8-K filed March 11, 2013
Supplemental Response dated September 20, 2013
File No. 001-35211
Ladies and Gentlemen:
Reference is made to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Form 10-K for Fiscal Year Ended December 31, 2012 jointly filed by Gastar Exploration, Inc. (formerly Gastar Exploration Ltd.) (“Gastar”) and Gastar Exploration USA, Inc. (“Gastar USA,” and together with Gastar, the “Company”) and the Form 8-K jointly filed by Gastar and Gastar USA on March 11, 2013 and the Company’s responses thereto.
The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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Gastar Exploration, Inc.
1331 Lamar, Suite 650 Houston, TX 77010
Phone: (713)739-1800 Fax: (713)739-0458

Securities and Exchange Commission
December 11, 2013

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Jim Prince of Vinson & Elkins L.L.P. at (713) 758-3710.
Very truly yours,

Gastar Exploration, Inc.

By:    /s/ Michael A. Gerlich
Name:    Michael A. Gerlich
Title:    Vice President and Chief Financial Officer

Gastar Exploration USA, Inc.

By:    /s/ Michael A. Gerlich
Name:    Michael A. Gerlich
Title:    Secretary and Treasurer

cc:    J. Russell Porter (Gastar Exploration, Inc. and Gastar Exploration USA, Inc.)
James M. Prince (Vinson & Elkins L.L.P.)
Sarah K. Morgan (Vinson & Elkins L.L.P.)
Alan Stevens (BDO USA, LLP)
Kacy Lutrick (BDO USA, LLP)